Kingsway Announces that A.M. Best is Reviewing the Financial Strength Rating of its Subsidiaries

Toronto, Ontario (November 27, 2002)--Kingsway Financial Services Inc. (TSX:KFS, NYSE:KFS) announced today that due to its rapid premium growth, A. M. Best Co. has placed the financial strength ratings of its insurance subsidiaries under review with negative implications prior to its annual review of the ratings which will be conducted in December following meetings with Kingsway management.  Kingsway expects that after completion of its previously announced capital raising program, the financial strength ratings will be confirmed.

“Kingsway's growth has been strong and it has always been Kingsway's strategy to avail ourselves of opportunities in hard insurance markets”, said Bill Star, President & Chief Executive Officer.  “We expect the initiatives we have taken and the completion of our previously announced capital raising program will be viewed favorably by A.M. Best and will allow us to continue to enjoy financial strength ratings which will not impact any aspect of our business.  We look forward to meeting with A.M. Best next month in the course of their annual review to discuss our future plans.”

About Kingsway

Kingsway’s primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers.  The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S.  Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc.  The Company also operates reinsurance subsidiaries in Barbados and Bermuda.  Kingsway Financial, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A” Excellent by A.M. Best.  The Company’s senior debt is rated “BBB” (investment grade) by Standard and Poor’s and Dominion Bond Rating Service.  The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008